January 29, 2015

Mr. H. Roger Schwall, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	SandRidge Energy, Inc.

File No. 001-33784

Dear Mr. Schwall,

SandRidge Energy, Inc. (the “Company” or “SandRidge”) hereby submits this letter as a follow up to its November 19, 2014 letter to the staff (the “Staff”) of the U.S. Securities and Exchange Commission.

As discussed with members of the Staff, the Company intends to include the following disclosure in its Annual Report on Form 10-K for the year ended December 31, 2014, and, in that connection, requests that the Staff confirm it has no further comment at this time on the Company’s periodic filings:

If CO2 volumes delivered to Occidental do not materially increase from current levels, the Company will have the right, beginning in 2020, to reduce future minimum annual CO2 volume requirements under the agreement by paying Occidental an amount equal to the present value of $0.70 multiplied by such reduced CO2 volume requirements as designated by the Company. As of December 31, 2014, if the Company were to cease delivering natural gas for processing and made no future CO2 deliveries from such date until 2020, the Company would be required to pay annual delivery shortfall penalties, in the aggregate, of approximately $292.6 million for the contract years 2012 through 2019, which includes $75.0 million for penalties incurred through December 31, 2014. Further, by paying approximately $291.4 million in 2020, the Company could adjust the future CO2 volume requirements to zero. This amount will continue to decrease as future deliveries of CO2 are made. The Company also may terminate the treating agreement at any time, which would require a termination payment by the Company to Occidental of an amount equal to (a) the present value of $0.70 multiplied by the remaining CO2 volumes required to be delivered under the agreement, plus (b) Occidental’s current net book value of the Century Plant.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

If you have any questions or require any additional information, please contact Philip T. Warman at 405-429-6136 or Justin P. Byrne at 405-429-5706.

Very truly yours,

SandRidge Energy, Inc.

By:	/s/ Eddie M. LeBlanc III

Name:	Eddie M. LeBlanc III

Title:	Executive Vice President and
Chief Financial Officer